INVEST IN **ARTIFICIAL GRASS DEPOTS**

THE APPLE STORE EXPERIENCE FOR YOUR YARD: DISRUPTING THE $1.5B ARTIFICIAL TURF MARKET



artificialgrassdepots.com Roseville, CA

Highlights

1. Ready-to-scale business, established, generating expected 25% annualized profit (not guaranteed)

2. Unique retail model, allowing customers to feel, touch, see, enjoy a premium experience.

3. Our proprietary products offer customers years of hassle-free beauty, while saving Work and Water!

4. Pet safe, hypoallergenic and optimized for water conservation saving billions of gallons of water.

5. Exclusive proprietary products with proven market acceptance.

6. Established sourcing, retail and customer relationships with over 4,000+ completed projects.

Featured Investor



Gayle Tom   Follow   Invested $65,000 ⓘ

"This is a "real" operational and performing entity with a "makes sense" approach that is elegantly simple. My investments range from high tech equities, Crypto Currency, Real estate, and Bonds. This investment is so attractive on many levels.
This may be my favorite investment. It's a no brainer. The potential for saving huge amounts of water, (potentially billions over time) is an added bonus."

Team



 David Woodbridge   CEO   SPV Voting Proxy


David brings a seasoned combination of visionary entrepreneurship Founders experience, and deep operational expertise to AG Depots. He has led Market and technical innovation, helping to define and penetrate significant market share.


Jim Grant   Field Sales & Service Manager

Jim brings over three decades of exceptional, proven $30M+ sales leadership and management expertise to AG DEPOTS, where he currently oversees all direct sales operations and management duties.


Rob Davis   Logistics and Service Manager

Rob Brings 2+ decades of experience I logistics and a high level of skills related to Sales and Contractor Sales Services


Tina Popat   Administrator and Store Sales Floater

Super fast on the key boards with superior digital skills, and Loved by the retail customers, Tina excels in speaking both English and Hindu to serve many of our customers

THE APPLE STORE EXPERIENCE FOR YOUR YARD: DISRUPTING THE $1.5B ARTIFICIAL TURF MARKET & SAVING BILLIONS OF GALLONS OF WATER

Market Disruption in a Booming Industry

ARTIFICIAL GRASS DEPOTS is transforming how consumers purchase artificial grass, moving *from unreliable and unknown providers products* to sophisticated retail showrooms. With the artificial grass market exploding at 50% annual growth nationwide—driven primarily by California and the Southwest—this company is perfectly positioned to capture massive market share in an industry ripe for professionalization as a market leader.



Environmental Impact Meets Profitable Growth

The perpetual water shortage in the Southwest makes artificial grass not just attractive, but essential. With landscape watering consuming 66% of residential water usage, AG Depots offers homeowners a path to slash utility bills while creating beautiful, usable outdoor spaces. This isn't a trend. It's a necessity driven by environmental reality and regulatory pressure. Unlike some poor quality products that are found in big box stores, our proprietary blends foster superior water management that allows water to flow freely like natural grass. GROUND WATER TABLES ARE REPLENISHED!

ARTIFICIAL GRASS DEPOTS isn't just building a business—it's solving the Southwest water crisis one yard at a time while creating family gathering spaces that last generations. This powerful mission-driven commitment, combined with proven products, markets, model and financials and demonstrated explosive market demand, positions the company for both exceptional returns and meaningful environmental impact at unprecedented scale.

RELAX, STAY & PLAY



Touch, Feel, See, and Trust Before You Buy

What also sets ARTIFICIAL GRASS DEPOTS apart from other artificial grass companies is a commitment to an authentic look and feel of product, hands-on customer experience that eliminates the guesswork from a home investment:



ARTIFICIAL GRASS DEPOTS provides an in-person "Apple Store" experience where you can touch and feel and actually walk on or examine their soft, high-quality synthetic grass products before making a decisions, while providing a safe air conditioned buyers environment vs. buying off the back of a truck, or having to visit industrial yards or warehouses for lesser products.

This safe and comfortable "know before you buy" approach is backed by a team of trusted advisors who provide genuine education rather than high-pressure sales tactics.

Competitors also offer limited warranties, for products whose makers are often unknown, and often provided by less than reputable, or fly-by-night contractors.

When you choose ARTIFICIAL GRASS DEPOTS , you're not just buying grass—you're investing in peace of mind with a comprehensive lifetime warranty and impressive 30-50 year life expectancy that far exceeds industry standards.





Conservation by Design Providing Premium Quality That Delivers Real Value for Homes, Allergies Eliminated, and for Pets.

ARTIFICIAL GRASS DEPOTS artificial grass stands out because it high tech applied polymer chemistry, delivering on both aesthetics and functionality, serious levels water conservation, along with creating a realistic appearance that's so convincing, pets love it as much as they do natural grass.

Beyond looking beautiful, their synthetic turf offers practical benefits that add genuine value to anyone's home while eliminating ongoing maintenance, and maintenance costs like mowing, watering, and potentially toxic fertilizing.

For pet owners, ARTIFICIAL GRASS DEPOTS grass is truly "The Wise Choice" because it reduces bugs, allergens, and odors that trigger problematic digging behavior, while its antibacterial properties make cleanup effortless and keep your lawn safe from bacteria that can result from pet waste. The grass won't be harmed or discolored by pet "business," ensuring your investment maintains its appearance and safety for decades to come.


ARTIFICIAL
GRASS DEPOTS
BECOME A "TOP CONTRACTOR"

THE OPPORTUNITY

$1.5B Market by 2035 and Growing

Despite years of industry growth, California's artificial grass market alone remains largely untapped relative to total households. With millions of water-hungry lawns still consuming precious resources, ARTIFICIAL GRASS DEPOTS ***faces virtually unlimited runway*** for expansion within their core geographic focus area and throughout the Southwest.


Market Growth
CAGR (2025-2035): 4.19%
2.0
1.5
1.0
Billions



0.5
0.0
2025
2030
2035
Source: https://www.marketresearchfuture.com/reports/artificial-turf-market-7159

Multiple Revenue Streams Drive Profitability

The company targets three distinct markets: homeowners (steady cash flow, good margins), contractors (higher volume, increased profitability), and resellers (maximum profit potential). This diversified approach creates resilient revenue streams while the company scales, with each segment reinforcing the others through word-of-mouth and referrals.

Future-looking projections cannot be guaranteed.

Proprietary, High Technology - Polymer Chemistry Deployed Delivers Our Top Quality Products

[Specifics on proprietary blends]]





1 - 1/2"
2 - 1/2"
Infill
Weed Barrier
Decomposed Granite
Drain Rock
Wire Mesh
Ground

READY TO SCALE

Constellation Strategy for Rapid Scaling

AG Depots' innovative constellation model groups 5-10 stores around central warehouses, optimizing logistics while maintaining service quality. With four locations already operational and proven successful, the company is ready to execute rapid expansion across California's most lucrative markets using this capital-efficient approach.



RETAIL 2



PROFITABLE & SCALING TO $75M ANNUAL REVENUE IN 5 YEARS IS JUST THE BEGINNING

The constellation model inherently creates multiple exit opportunities—from selling individual underperforming locations to divesting entire regional clusters or executing a full company sale. This flexibility ensures investors have clear paths to liquidity while maintaining growth optionality for maximum return potential.

The five-year plan calls for 30 strategically located stores generating approximately $2M each annually, creating a $60-75M revenue powerhouse. This constellation approach not only drives massive scale economies but also creates potential liquidity events through selective constellation sales to optimize capital allocation.

Future-looking projections cannot be guaranteed.

A NOTE FROM OUR FOUNDER

